111 West Monroe Street
                                                         Chicago, IL 60603-4080

CHAPMAN AND CUTLER LLP                                   T 312.845.3000
----------------------------------------                 F 312.701.2361
Attorneys at Law - Focused on Finance(R)                 www.chapman.com




                                  July 26, 2016

Marianne Dobelbower
Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

                      Re:  Advisors Disciplined Trust 1682
                       (File No. 333-210905)(CIK 1662283)

Ms. Dobelbower:

     This letter responds to your May 6, 2016 letter regarding use of derivatives by Advisors Disciplined Trust 1450 (File No. 333-203232) and Advisors Disciplined Trust 1682 (File No. 333-210905). Advisors Asset Management, Inc. (the "Sponsor")<F1>1, the sponsor of these two funds, does not intend to pursue the registration of Advisors Disciplined Trust 1450. Accordingly, this letter responds to your May 6, 2016 letter only as to Advisors Disciplined Trust 1682 (the "Fund").

     The Sponsor filed a registration statement with the Securities and Exchange Commission (the "SEC") on April 25, 2016. The staff of the SEC provided comments on that registration statement in a letter from Marianne Dobelbower to Scott R. Anderson dated May 25, 2016. The Sponsor filed an amendment to the registration statement on June 17, 2016 responding to the staff's comments. The staff subsequently provided an additional comment on the registration statement in telephone conversations between Marianne Dobelbower and Matthew Wirig of our firm on July 18, 2016 and July 25, 2016. The Sponsor filed an additional amendment to the registration statement on July 25, 2016 responding to the staff's comment. Based on conversations with the staff, it is our understanding that the Disclosure Review staff of the Division of Investment Management has no further comments on the Fund's registration statement at this time.

THE FUND

     The Fund will invest in FLexible EXchange Options ("FLEX options") referencing the performance of the SPDR(R) S&P 500(R) ETF Trust (the "Market Reference") and U.S. Treasury obligations. The Fund seeks to provide returns based on the price performance of the Market Reference subject to a capped amount. The Fund is designed to offer transparency to investors so that the investor knows what they own without the fear of an investment manager actively altering the investment. At the same time, the Fund seeks to offer this transparency in a


-------------------------------
<F1>1    The Sponsor has deposited over 1,500 UITs through June 30, 2016 with over 75 of those UITs including investments in derivatives. As of June 30, 2016 there were $8.4 billion in assets under supervision in Sponsor's UITs.

straightforward product that virtually eliminates counterparty credit risk. In this sense the Fund seeks to address the very issues that the staff raises in its May 6, 2016 letter.

     The Fund is a unit investment trust (a "UIT"). A key feature of a UIT is its simple, transparent design accompanied by a lack of active management. Similar to the period following the stock market crash of 1929, many investors and financial advisors currently seek transparent regulated investment products that avoid the potential for an investment manager to alter the investment. As SEC attorney John H. Hollands testified preceding the adoption of the Investment Company Act of 1940 (the "1940 Act"), "[fixed or unit investment trusts] came into life and were most active particularly after the stock-market crash, when there was not too much faith in the management type of trust."<F2>2 Mr. Hollands further explained that "[t]he essential distinction between these trusts and the management trusts is that these trusts have virtually no management. The investor really exercises his own judgment, because he is ordinarily shown the list of securities in which his funds will be invested, and it is only under very special circumstances that the portfolio can be changed and those securities eliminated and others substituted."<F3>3 As the Hollands testimony makes clear, this is a beneficial feature of a UIT. It is exactly this transparency and reliability that the Fund seeks to offer while also offering investors an investment that seeks to eliminate counterparty credit risk.

     The Fund seeks to accomplish its objective through an investment in U.S. Treasury obligations and exchange-listed options issued and guaranteed by the Options Clearing Corporation (the "OCC"). While the FLEX options to be held by the Fund allow for limited customization of a small number of defined option terms, such as exercise prices, exercise styles and expiration dates, the options are not "negotiated" and are largely the same as standardized exchange-traded options. The use of these options essentially eliminates issues raised by the staff in its May 6, 2016 letter: designing the investment strategy, negotiating a derivative, administering a derivative, managing rights and obligations arising under a derivative, and managing any default, dispute or bankruptcy claim arising out of a bilateral contract. These options also eliminate any possibility for a UIT sponsor to design a derivative that minimizes discretion, automates operations or shifts decision making to a derivative counterparty to fit derivatives into the UIT form since FLEX options cannot involve any customized bilateral contract negotiated with an individual counterparty and cannot involve any modification during their life. Listed FLEX options also offer daily price and open interest reports and price discovery in competitive, transparent, auction markets just like standardized exchange-traded options. This avoids valuation issues that might be present with many other derivatives. We further note that the Disclosure Review staff has informed us that it has no further comments on the Fund's registration statement at this time. Accordingly, we believe that the disclosure in the


-------------------------------
<F2>2    Investment Trusts and Investment Companies:  Hearings on S. 3580
         Before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong., 3d Sess. 300 (1940).

<F3>3    Investment Trusts and Investment Companies:  Hearings on S. 3580
         Before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong., 3d Sess. 300 (1940).

Fund's prospectus adequately conveys the features and risks of the Fund. Based on the foregoing, we believe there are no further disclosure or regulatory issues that need to be addressed with respect to the Fund and the Sponsor would like to be able to create the Fund and have the registration statement declared effective by the SEC as soon as is practicable.

BACKGROUND ON DERIVATIVE USAGE BY UITS

     UIT sponsors have offered, and the staff of the SEC has declared registration statements effective for, UITs using derivatives for almost twenty years.<F4>4 Sponsors have offered UITs that used exchange-traded options such as FLEX options<F5>5 and Long Term Equity AnticiPation Securities ("LEAPS")<F6>6 as part of covered call option strategies. The Sponsor has had twenty-six of these UITs' registration statements reviewed and declared effective by the staff of the SEC.<F7>7 UIT sponsors have also offered, and the staff of the SEC has declared registration statements


-------------------------------
<F4>4    See, e.g., Equity Investor Fund Equity Participation Series-Low Five
         Portfolio Defined Asset Funds (File No. 333-05685), declared effective on August 26, 1997.

<F5>5    See, e.g., National Equity Trust Short-Term Low Five Covered Write
         Option Trust Series 1 (File No. 333-52930), declared effective on August 9, 2001.

<F6>6    See, e.g., FT 754 (File No. 333-108154), declared effective on
         November 20, 2003.

<F7>7    Advisors Disciplined Trust 460 (File No. 333-164519), declared effective on March 19, 2010; Advisors Disciplined Trust 518 (File
         No. 333-165645), declared effective on April 23, 2010; Advisors Disciplined Trust 533 (File No. 333-166087), declared effective on
         May 21, 2010; Advisors Disciplined Trust 544 (File No. 333-166412), declared effective on June 17, 2010; Advisors Disciplined Trust 560 (File No. 333-167267), declared effective on July 20, 2010; Advisors Disciplined Trust 588 (File No. 333-168102), declared effective on August 17, 2010; Advisors Disciplined Trust 595 (File No. 333-168212), declared effective on September 16, 2010; Advisors Disciplined
         Trust 610 (File No. 333-169114), declared effective on
         November 23, 2010; Advisors Disciplined Trust 625 (File
         No. 333-169244), declared effective on February 15, 2011; Advisors Disciplined Trust 699 (File No. 333-173329), declared effective on
         May 11, 2011; Advisors Disciplined Trust 731 (File No. 333-173655), declared effective on August 5, 2011; Advisors Disciplined Trust 782 (File No. 333-176730), declared effective on November 4, 2011); Advisors Disciplined Trust 803 (File No. 333-177924), declared effective on January 24, 2012; Advisors Disciplined Trust 855 (File No. 333-179654), declared effective on April 25, 2012; Advisors Disciplined Trust 880 (File No. 333-180947), declared effective on July 10, 2012; Advisors Disciplined Trust 911 (File No. 333-182148), declared effective on October 16, 2012; Advisors Disciplined Trust 967 (File No. 333-184663), declared effective on January 18, 2013; Advisors Disciplined Trust 990 (File No. 333-186627), declared effective on March 12, 2013; Advisors Disciplined Trust 1015 (File
         No. 333-186300), declared effective on April 17, 2013; Advisors Disciplined Trust 1049 (File No. 333-188030), declared effective on July 16, 2013; Advisors Disciplined Trust 1102 (File No. 333-189671), declared effective on October 29, 2013; Advisors Disciplined
         Trust 1146 (File No. 333-192001), declared effective on
         January 17, 2014; Advisors Disciplined Trust 1198 (File
         No. 333-193459), declared effective on April 15, 2014; Advisors Disciplined Trust 1258 (File No. 333-195352), declared effective on July 15, 2014; Advisors Disciplined Trust 1309 (File No. 333-197487), declared effective on October 16, 2014; and Advisors Disciplined
         Trust 1341 (File No. 333-199666), declared effective on
         January 14, 2015.

effective for, UITs using over-the-counter derivatives ("OTC derivatives").<F8>8 The Sponsor has offered one such UIT with the registration statement reviewed and declared effective by the staff of the SEC.<F9>9 There is a long history of derivative usage by UITs with the staff of the SEC actively involved in the review of the registration statements of these UITs. Neither we nor the Sponsor is aware of any issues that have arisen with respect to any of these funds and the staff of the SEC has not advised us of any issues that have arisen with any of these funds.

OVERVIEW OF FLEX OPTIONS

     The Fund will invest in a portfolio consisting of purchased and written FLEX options and U.S. Treasury obligations. FLEX options are very similar to standardized options listed on national securities exchanges that are guaranteed for settlement by the OCC. The OCC guarantees the performance of FLEX options, becoming the "buyer for every seller and the seller for every buyer," protecting clearing members and options traders.<F10>10 The Fund's FLEX options will be listed on the Chicago Board Options Exchange ("CBOE"). FLEX options provide investors with the ability to customize a very limited number of features: assets and indices referenced by the options, option type (i.e. call or put), strike prices, exercise styles (i.e. American or European), expiration dates and settlement value. The Fund will use FLEX options because this limited customization allows the Sponsor to be able to select specific expiration dates and strike prices while also using European-style options exercisable only on the option expiration date to set a more precise investment strategy for the Fund than might be achieved with purely standardized options. This very limited customization is available with FLEX options while still allowing the Fund to achieve price discovery in competitive, transparent auctions markets and avoid the counterparty exposure of OTC derivatives. "Customization" in the context of FLEX options is significantly different than in the context of OTC derivatives. Whereas in OTC derivatives almost any terms of the relationship between counterparties may be customized and documented in a fully negotiable bilateral contract, FLEX options allow for extremely limited customization at the time a party enters into a transaction. Other than these limited number of customizable terms, FLEX options are standardized. There is no "negotiation" on such terms-- simply identification of the preferred FLEX options based on prevailing market conditions and intended economics. All such terms will be determined prior to the Fund's inception and disclosed in the Fund's registration statement.

     Each FLEX option contract entitles the holder thereof (i.e. the purchaser of the FLEX option) the option to purchase (for call options) or sell (for put options) the value of an index


-------------------------------
<F8>8    See, e.g., Equity Investor Fund Equity Participation Series-Low Five
         Portfolio Defined Asset Funds (File No. 333-05685), declared effective on August 26, 1997. See also, e.g., FT 1102 (File No. 333-133085)
         declared effective on August 28, 2006.

<F9>9    See Advisors Disciplined Trust 459 (File No. 333-173408), declared effective on October 18, 2011.

<F10>10  http://www.cboe.com/institutional/indexflex.aspx
multiplied by 100 (for FLEX options that reference an index) or 100 shares of a security (for FLEX options that reference equity securities) as of the close of the market on the FLEX option's expiration date. Any amount owed by the Fund on written FLEX options will be covered by amounts at expiration from any purchased FLEX options and U.S. Treasury obligations. The Fund receives premiums in exchange for any written FLEX options and pays premiums in exchange for any purchased FLEX options. Because the Fund will invest in FLEX options that reference shares of a security (the SPDR(R) S&P 500(R) ETF Trust), the FLEX options are intended to be liquidated on their expiration date rather than be exercised according to their terms in order to avoid having the Fund receive or deliver shares. This process is typical of the process for terminating a portfolio of equity securities where a UIT simply liquidates all portfolio securities in open market transactions on its mandatory termination date. The Fund's U.S. Treasury obligations seek to provide capital preservation for investors and also act as collateral in order to secure the Fund's obligation to pay amounts payable by the Fund on the written FLEX options in excess of the amounts receivable by the Fund on the purchased FLEX options. The Fund's FLEX options will be fully covered and no additional collateral will be necessary during the life of the Fund.

     FLEX options and the OCC are subject to significant regulatory oversight. FLEX options trading is regulated by the SEC. The OCC is subject to the jurisdiction of the SEC and U.S. Commodity Futures Trading Commission and subject to oversight by the Financial Stability Oversight Council.

     We believe that all material features of and risks associated with FLEX options are disclosed in the Fund's prospectus and the Disclosure Review staff has informed us that it has no further comments on the prospectus at this time.

INVESTMENT COMPANY ACT SECTION 4(2) DEFINITION OF UITS

     In your letter, the staff notes that on December 11, 2015 the SEC issued a rulemaking proposal that would address derivatives use by management investment companies.<F11>11 Your letter cites to a line in the proposal that "derivatives transactions generally require a significant degree of management and may not meet the requirements imposed on a UIT by the Investment Company Act [of 1940] including Section 4(2) thereof". We fundamentally disagree with this blanket statement regarding UIT usage of derivatives. While certain derivative strategies and structures may not be appropriate for use in a UIT, many derivatives and derivative strategies are wholly consistent with the UIT definition and requirements under the 1940 Act. The FLEX options and the Fund do not require management and meet the requirements imposed on a UIT by the 1940 Act. The Fund's trust agreement will include the same provisions on portfolio "management" as other customary UITs that invest only in equity securities and/or fixed income


-------------------------------
<F11>11  Use of Derivatives by Registered Investment Companies and Business
         Development Companies, Investment Company Act Release No. 31933
         (Dec. 11, 2015) (available at
         https://www.sec.gov/rules/proposed/2015/ic-31933.pdf)
securities. Accordingly, the Fund will not be unique in this respect and there is no need for additional "management" powers for a UIT investing in exchange-traded options guaranteed by the OCC. UITs provide a simple, transparent design accompanied by a lack of active management. As discussed above, many investors and financial advisors seek transparent regulated investment products that avoid the potential for an investment manager to actively alter the investment. It is exactly this transparency and reliability that the Fund seeks to offer while also offering investors an investment that seeks to eliminate counterparty credit risk.

     The FLEX options will be identified by the Sponsor prior to the Fund's inception date. Any amounts owed by the Fund on written FLEX options will be covered by amounts from the purchased FLEX options and U.S. Treasury obligations. Because the FLEX options are European-style options, they are exercisable only on their expiration date. All of the FLEX option positions are expected to be liquidated on their expiration date, in a manner similar to the liquidation of equity securities on or around the mandatory termination date of a typical UIT investing in equity securities. The actions that may be required to be taken with respect to the FLEX options will generally be mechanical in nature and require a comparable level of limited "management" as a UIT that invests in equity securities and/or bonds. In fact, it is likely that the Fund and FLEX options will ultimately require significantly less management and oversight than a typical UIT that invests in equity securities and/or bonds because the only ongoing creditworthiness monitoring that will be necessary is the creditworthiness of the OCC (with respect to the FLEX options) and U.S. government (with respect to the U.S. Treasury obligations). In a typical UIT holding equity securities or bonds, the creditworthiness of 10, 30 or even in excess of 100 issuers may require monitoring on an ongoing basis. The Fund's trust agreement will allow for the same level of limited management as the trust agreements for the Sponsor's UITs with portfolios of equity securities and/or bonds. This is wholly consistent with the Section 4(2) definition of a UIT. Use of FLEX options by the Fund is consistent with the requirements imposed on a UIT by the 1940 Act including Section 4(2) thereof.

RISKS ASSOCIATED WITH CONCENTRATED COUNTERPARTY EXPOSURE

     Your letter raised a concern with potential "concentrated counterparty exposure". The Fund and FLEX options are designed specifically to eliminate counterparty credit risk. The OCC guarantees performance by each of the counterparties to FLEX options, becoming the "buyer for every seller and the seller for every buyer," protecting clearing members and options traders from counterparty risk.<F12>12 While derivative usage may raise counterparty risk with respect to certain OTC derivatives, it is not applicable with respect to FLEX options and the Fund.


-------------------------------
<F12>12  http://www.cboe.com/institutional/indexflex.aspx

RISKS ASSOCIATED WITH UIT DERIVATIVE USAGE

     The staff's letter cites a number of risks it sees as being posed by derivatives to investment companies related to the initial design of the fund and its strategy or arising over time in connection with a derivative instrument (including as a result of changes in market conditions or counterparty credit quality). The risks the staff cited are either not present in the case of the Fund's use of FLEX options or do not exist in a manner that is materially different than a UIT that invests in equity securities and/or bonds. To the extent a material risk is present, the risk has been adequately disclosed in the prospectus and the Disclosure Review staff has informed us that it has no further comments on the prospectus at this time. Below, we address each of the staff's concerns in the context of the Fund's use of FLEX options.

     DESIGNING THE INVESTMENT STRATEGY. The staff raised a concern with risks introduced by the complexity of "designing the investment strategy". The Fund has a straightforward investment strategy. The Fund simply provides a return based on the SPDR(R) S&P 500(R) ETF Trust by holding two sets of assets: (1) exchange-traded options guaranteed by the OCC and (2) U.S. Treasury obligations backed by the full faith and credit of the U.S. government. All amounts that might be owed in the future are covered by amounts to be received on other Fund investments. Unlike managed funds that use derivatives in complex strategies which require ongoing entering, exiting and hedging of derivative positions (as well as collateral and other management), the Fund will invest in an identified, fixed portfolio of FLEX options. This provides transparency to investors so that the investor knows what the Fund's portfolio includes without an investment manager actively altering the investment on an ongoing basis throughout its life or needing to manage collateral or other matters. Accordingly, the Fund's straightforward use of FLEX options does not present risk associated with the designing of the Fund's investment strategy.

     NEGOTIATING A DERIVATIVE. The staff raised a concern with risks introduced by "negotiating the derivative instrument". FLEX options are not negotiated. FLEX options allow investors to select from a very limited menu of terms:
assets and indices referenced by the options, option type (i.e. call or put), strike prices, exercise styles (i.e. American or European), expiration dates and settlement value. These terms are not set through the negotiation of a customized bilateral contract used in the OTC derivative context. As described on the CBOE's website, "FLEX options have been designed to allow each customer order to be exposed to a competitive auction process for price discovery.The submission of a Request for Quote (`RFQ') through a CBOE member or member firm is the first step in the FLEX process. Upon submission, the RFQ is disseminated to market participants, including on-floor market makers, Remote Market Makers (trading electronically), and member firm traders. This text message contains all of the contract specifications-underlying, size, type of option, expiration date, strike price, exercise style and settlement basis. During a specified amount of time, responses to the RFQ are received and at the end of the period, the initiator can decide to make a trade, or not."<F13>13 FLEX options may also be traded in open outcry similar to many equity securities. The Sponsor will determine the potential


-------------------------------
<F13>13  http://www.cboe.com/institutional/indexflex.aspx

FLEX options to include in the Fund's portfolio and using the CBOE governed trading procedures, it will submit an RFQ to explore the pricing of such FLEX options before finalizing the Fund's portfolio prior to the Fund's inception. This is similar to the process used in selecting portfolios of equity securities or bonds for a typical UIT portfolio where the Sponsor generally identifies the targeted portfolio with quantitative and/or qualitative analysis, explores the available price of such securities, and makes a final determination of the portfolio prior to the inception of the UIT. Because FLEX options are not "negotiated" they do not pose risk associated with their negotiation.

     ADMINISTERING A DERIVATIVE. The staff raised a concern with risks introduced by "administering the derivative instrument". There is nothing to administer with FLEX options. Because the FLEX options to be held by the Fund are European-style options, they are exercisable only on their expiration date. All of the FLEX option positions are expected to be liquidated on their expiration date, in a manner similar to the liquidation of equity securities on or around the mandatory termination date of a typical UIT investing in equity securities. Any liquidation of FLEX options needed to satisfy unit redemptions will be conducted in the same manner as is the case with equity securities or bonds of any other UIT. The actions that may be required to be taken with respect to the FLEX options will generally be mechanical in nature and require a comparable level of administration as in a UIT that invests in equity securities and/or bonds. There is no bilateral contract between the parties with ongoing rights and obligations to administer as there might be with certain OTC derivatives. Accordingly, the Fund's use of FLEX options does not pose a significant risk associated with administering the FLEX options.

     MANAGING RIGHTS AND OBLIGATIONS ARISING UNDER A DERIVATIVE. The staff raised a concern with risks introduced by "managing the rights and obligations arising under the derivative instrument". There are no rights and obligations to manage with the FLEX options used by the Fund. Again, because the FLEX options are European-style options, they are exercisable only on their expiration date. All of the FLEX option positions are expected to be liquidated on their expiration date so there will be no final physical settlement of underlying equity securities to manage. There is no bilateral contract between parties with ongoing rights and obligations to administer as there might be with certain OTC derivatives. Because the Fund will hold exchange-traded options guaranteed by the OCC, the Fund will have no collateral or other rights or obligations to manage during its life. Accordingly, the Fund's use of FLEX options does not pose risks associated with managing the rights and obligations arising under the FLEX options.

     MANAGING ANY DEFAULT, DISPUTE OR BANKRUPTCY CLAIM ARISING OUT OF A BILATERAL CONTRACT. The staff raised a concern with risks introduced by "managing any default, dispute or bankruptcy claim arising out of a bilateral contract". FLEX options are not governed by bilateral contracts and the OCC guarantees performance of the FLEX options protecting clearing members and options traders from counterparty risk.<F14>14 Accordingly, the Fund's use of FLEX options does not pose risks associated with managing any default, dispute or bankruptcy claim arising out of a bilateral contract. This is one of the primary risks the Fund is designed to avoid.


-------------------------------
<F14>14  http://www.cboe.com/institutional/indexflex.aspx

ABSENCE OF MANAGEMENT INVESTMENT COMPANY SAFEGUARDS FOR UITS

     The staff expressed a number of concerns associated with its perception that certain management investment company safeguards are not in place with respect to UITs that are important to the protection of investors in the context of derivative transactions. The staff further noted that some of these features have been highlighted by the SEC and the Division of Investment Management as important to appropriately address the risks of derivatives. We address each of the staff's concerns below in the context of the Fund's use of FLEX options.

     LEVERAGE LIMITATIONS OF SECTION 18 OF THE 1940 ACT. The staff raised a concern with potential "increased investment risk through leverage". The Fund's use of FLEX options does not involve the use of leverage or constitute borrowing. All amounts potentially owed on written FLEX options in the Fund's portfolio will be covered by purchased FLEX options or Treasury Obligations.
The Fund cannot owe more on written FLEX options than it receives from the purchased FLEX options and U.S. Treasury obligations. UITs are not covered by
Section 18 of the 1940 Act and the writing and purchasing of FLEX options is significantly different than the borrowing, repurchase agreement and other concerns that are the focus of Section 18 of the 1940 Act and 1940 Act Release 10666. Furthermore, in the context of actively managed funds, limitations on use of leverage are necessary because advisers make ongoing borrowing and derivative usage decisions that could result in the excessive use of leverage posing significant risk to investors. A UIT does not have active management so the portfolio is known to investors as of the UIT's inception. Accordingly, the concerns with leverage-related risk due to the absence of 1940 Act Section 18 safeguards in the context of UITs do not apply to the Fund's use of FLEX options.

     ADVISER CHARGED WITH FIDUCIARY DUTY TO ACT IN THE BEST INTEREST OF A MANAGED FUND. The staff noted that UITs do not have an adviser, subject to a fiduciary duty standard under Section 36 of the 1940 Act, to act in the best interests of the Fund or to provide day-to-day management. A UIT does not have an adviser charged with providing day-to-day management of the portfolio because a UIT is not an actively managed vehicle. As described above under "Investment Company Act Section 4(2) Definition of UITs", the FLEX options and the Fund do not require active management by an investment adviser and do not raise risks associated with managing negotiated derivatives. Investors purchase UITs like the Fund because they are simple, transparent instruments accompanied by a lack of active management that avoid the potential for an investment manager to alter the investment. We also note that Section 36(a) of the 1940 Act does cover a depositor and principal underwriter of a UIT. Accordingly, the Sponsor's activities with respect to the Fund are subject to Section 36 of the 1940 Act. We also note that the Fund will be maintained by an independent trustee governed by the trust agreement and subject to common trust legal obligations.

     MANAGED FUND BOARD OF DIRECTORS TO OVERSEE VALUATION, ADVISER PERFORMANCE AND RISKS AND MANAGEMENT ASSOCIATED WITH DERIVATIVE INSTRUMENTS. The staff noted that UITs do not have a board of directors to oversee valuation of the Fund's investments and the overall performance of the adviser and noted that the SEC and its staff have highlighted the importance of the board in overseeing the risks and management of derivative instruments. The staff cited to a number of letters, adopting releases and speeches to illustrate various instances where the SEC and staff members had expressed the important role of boards in overseeing the risks and management of derivative instruments. The concerns expressed in those letters, adopting releases and speeches do not apply to the Fund and FLEX options.

     A board of directors is necessary for providing oversight of an adviser's performance and to potentially manage risk associated with investments in derivative instruments because of the broad ongoing discretion advisers have in the context of a managed fund. An adviser can buy and sell securities, engage in borrowing, and enter into a wide variety of derivative instruments and other transactions on an ongoing basis. These actions could run contrary to the investment strategy disclosed in a fund's prospectus, a fund's investment policies and applicable regulatory requirements, among other things. As a result, the board of directors is in place to provide oversight to a managed fund. For example, as you note in your letter "[a] fund's use of derivatives presents challenges for its investment adviser and board of directors to ensure that the derivatives are employed in a manner consistent with the fund's investment objectives, policies, and restrictions, its risk profile, and relevant regulatory requirements, including those under federal securities laws." An investor in a managed fund can see a prospectus with a stated principal investment strategy, but is forced to trust the ability and integrity of the fund's investment adviser to manage the fund on an ongoing basis in a manner consistent with the strategy and investment policies. The investor relies on the fund's board to provide oversight of the adviser to ensure consistency with applicable disclosures and policies is maintained. UITs are simple, transparent designs that do not depend on faith in an adviser and a board but instead focus on giving an investor the benefit of knowing what they own. The Fund allows an investor to see a fully disclosed unmanaged portfolio. UITs do not have an investment adviser who can take action with respect to the portfolio of securities that is inconsistent with the disclosure documents, stated policies and regulatory requirements. As previously discussed, the Fund's trust agreement will contain the same provisions on portfolio "management" as the Sponsor's other UITs that invest only in equity securities. Accordingly, the Fund will not have unique management powers related to derivatives. This concern about managing derivative usage on an ongoing basis to ensure consistency with a UIT's investment objectives, policies, restrictions risk profiles and regulatory requirements does not exist in the context of UITs.

     UITs also have a identified evaluator performing valuation of the UIT's securities on an ongoing basis. These valuation obligations are detailed in each UIT's trust agreement, the general methodology is disclosed in each UIT's prospectus, and practices are subject to applicable regulatory requirements governing the valuation of securities. One of the advantages of using listed FLEX options is that they offer daily price and open interest reports and price discovery in competitive, transparent, auction markets just like standardized exchange-traded options or equity securities. This avoids valuation issues that might be present with certain OTC derivatives.

     The staff concern about lack of board oversight in the context of UITs' investment in derivative instruments is not warranted in the context of the Fund's use of FLEX options. The items and issues overseen by boards in the context of managed fund derivative usage are not present in the context of the Fund's use of FLEX options.

ABILITY OF INVESTORS TO JUDGE POTENTIAL RISKS

     The staff expressed concern that a UIT investor must judge for herself all potential risks related to a UIT portfolio (which the staff characterized as different from the case of a management investment company where an adviser and board are in place). The staff cited to Senate testimony preceding the adoption of the 1940 Act where John H. Hollands, an SEC attorney, said about UITs that "[t]he essential distinction between these trusts and the management trusts is that these trusts have virtually no management. The investor really exercises his own judgment, because he is ordinarily shown the list of securities in which his fund will be invested, and it is only under very special circumstances that the portfolio can be changed and those securities eliminated and others substituted."<F15>15 The staff further indicated its belief that, without an adviser and board in place, it becomes that much more important for the investor to be able to rely on and understand the UIT's portfolio and the UIT's disclosure in order to assess the risks of investment. The staff noted that although derivatives may vary widely in their terms and, therefore, the risks presented, some present significant complexity or are deployed in complex strategies. The staff observed that in these instances, adequately conveying the features and the risks of the fund through disclosure may prove challenging. We agree with the staff that derivatives do "vary widely in their terms and, therefore, the risks presented". While certain derivatives may present significant complexity or be deployed in complex strategies, this is not the case at all with the Fund.

     A management investment company needs to have a board of directors because it needs to have oversight of an investment adviser that may make investment decisions that run contrary to a fund's disclosure documents, governing documents, investment policies and regulatory requirements. An investor in a managed fund is buying a strategy and is dependent on the investment adviser of the fund to implement the strategy effectively, consistently and as disclosed. The investor does know what is in the fund's portfolio and cannot know what is in the portfolio at any particular point in time. However, a UIT provides a defined, transparent portfolio that discloses for investors exactly what the UIT will hold. The staff's letter quotes the testimony of Mr. Hollands above in a way that seems to suggest the unmanaged nature of a UIT is a detriment when, in reality, it is a beneficial feature that is clear in the overall context of Mr. Hollands' testimony. As discussed above, Mr. Hollands made the statement above after having first testified that fixed trusts "came into life and were most active particularly after the stock-


-------------------------------
<F15>15  Investment Trusts and Investment Companies:  Hearings on S. 3580
         Before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong., 3d Sess. 300 (1940).

market crash, when there was not too much faith in the management type of trust".<F16>16 He further noted in his comments that many of the provisions which were being discussed with the Investment Trusts and Investment Companies Subcommittee were only made applicable to management investment companies because they are inapplicable to UITs (as we have also discussed herein). Board oversight and certain 1940 Act provisions are needed in the context of management investment companies specifically because of the risk of abuses by managers of management investment companies. The comments by Mr. Hollands were not made to suggest that UITs put investors at a heightened risk because of the lack of a manager or to suggest that an investment adviser or board's decision-making could be substituted for an investor's decisions about their own investments. Mr. Hollands' testimony points to this lack of active management and potential for an investor to evaluate the investment based on the UIT's portfolio as a beneficial feature of a UIT.

     The staff's letter suggests that adequate disclosure may prove challenging with respect to UIT derivative usage. That is not the case here. The Fund uses a straightforward investment strategy. The characteristics of the FLEX options held in the Fund's portfolio are clearly disclosed in the prospectus. The prospectus for the Fund discloses all material risks associated with an investment in units. An explanation of the Fund's investment strategy is presented in the prospectus graphically, numerically (in a table) and with narrative text-based descriptions, along with examples for better understanding and to ensure it is accessible to all types of investors. As the Hollands testimony notes, an investor is also "ordinarily shown the list of securities in which his funds will be invested, and it is only under very special circumstances that the portfolio can be changed and those securities eliminated and others substituted" which provides the ultimate form of disclosure for a potential investor.

     As highlighted above, registration statements for many UITs with investments in derivatives have been reviewed and declared effective by the staff of the SEC over almost twenty years, including many UITs created by the Sponsor. These registration statements have covered trusts investing in purchased and written standardized options (including LEAPS), FLEX options and various OTC derivatives. Presumably the staff determined that the disclosure surrounding the derivative usage and related risk with respect to those UITs was sufficient and consistent with all applicable requirements. Furthermore, based on conversations with the staff, it is our understanding that the Disclosure Review staff of the Division of Investment Management has no further comments on the Fund's registration statement at this time. The challenge with providing adequate disclosure with respect to UIT derivative usage does not exist with respect to the Fund.



-------------------------------
<F16>16  Investment Trusts and Investment Companies:  Hearings on S. 3580
         Before a Subcomm. Of the Senate Comm. On Banking and Currency, 76th Cong., 3d Sess. 300 (1940).

STAFF CONCERNS ABOUT UITS BEING DESIGNED TO FIT DERIVATIVES INTO THE UIT FORM

     The staff expressed concerns that UIT sponsors may seek to design derivatives that minimize discretion, automate operations or shift decision making to the counterparty and that this attempt to fit derivatives to the UIT form may result in the trading of core structural limitations of 1940 Act
Section 4(2) against other shareholder protections. The Sponsor does not do this with respect to the Fund and this concern is misplaced in the context of FLEX options. We address each of the staff's concerns below in the context of the Fund's proposed use of FLEX options.

     The staff expressed concern that a sponsor might seek to defer to a counterparty to make determinations and calculations in relation to a derivative. This concern is not applicable to the Fund because FLEX options do not use bilateral contracts where any determinations or calculations could be assigned to a counterparty. Furthermore, the FLEX options are exchange-traded and there are no calculations that need to be made on an ongoing basis.

     The staff expressed concern that a sponsor might attempt to avoid the need to negotiate a substitute derivative during the life of a UIT by providing that the UIT would terminate early if the derivative terminates early. As a result, the derivative counterparty would essentially have control over the termination of the UIT and that the UIT could not seek better terms should they become available during its life. This concern is not applicable to the Fund or the proposed use of FLEX options because no party can terminate the options prior to their expiration date and the Fund also does not include a provision to terminate early if the derivatives terminate early.

     The staff expressed concern that modifications of a derivatives instrument may, while reducing management activities of the UIT, effectively transfer control of these activities, and related assets, to the counterparty in a manner that is not consistent with the purposes of the core capital structure limitations of Section 4(2). This concern is not applicable in the context of the Fund or the proposed use of FLEX options where there is no ability of a counterparty to modify the options as might be the case in an OTC derivative.

     The staff expressed concern with designing a derivative with limited management that may necessarily diminish the UIT's ability to raise and pursue disputes with the counterparty and oversee valuation. As described above, FLEX options are exchange-listed options issued and guaranteed by the OCC that cannot involve situations where the Fund could have a dispute with a counterparty as might be the case with certain OTC derivatives. FLEX options also offer daily price and open interest reports and price discovery in competitive, transparent, auction markets just like standardized exchange-traded options and equity securities. Daily valuations and settlement values are not determined by a counterparty or a calculation agent as might be the case with an OTC derivative. Daily valuation of the Fund's investment in FLEX options and U.S. Treasury obligations will be conducted in the same manner as other UITs that invest in exchange-traded equity securities and fixed income securities. As a result, neither dispute resolution nor valuation is a concern with respect to the Fund.

CONCLUSION

     The Sponsor believes the proposed structure of the Fund and its use of FLEX options will provide investors with an important alternative to managed products and other financial instruments that provide similar economic exposure. The Fund is designed to offer transparency to investors so that the investor knows what they own without the fear of an investment manager actively altering the investment. At the same time, the Fund seeks to offer this transparency in a straightforward product that virtually eliminates counterparty credit risk. We believe that the Fund's registration statement includes all material disclosure items, and based on conversations with the staff, it is our understanding that the Disclosure Review staff of the Division of Investment Management has no further comments on the Fund's registration statement at this time.

     We have been advised that the Sponsor would like to be able to create the Fund and have the registration statement declared effective by the SEC as soon as is practicable. Please do not hesitate to contact the undersigned at (312) 845-3834 or Matthew Wirig at (312) 845-3432 should you have any questions.

                                Very truly yours,

                                CHAPMAN AND CUTLER LLP


                                By     /s/ SCOTT R. ANDERSON
                                  -------------------------------
                                          Scott R. Anderson